SECURIT 03012085 ISSION
Washington, D.C. 20549

RECEIVED FEB 28 2003 187

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| OMB Number: | 3235-0123 |
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| SEC FILE NUMBER |
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| 8- 49625 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bill Few Securities, Inc.

| OFFICIAL USE ONLY |
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| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Perry Highway
(No. and Street)

Pittsburgh, (City) PA (State) 15229 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John E. Jones 412/801-4900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 (Address) (City) Pittsburgh, PA (State) 15237 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John E. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bill Few Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Debra A. Warfield, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Feb. 9, 2006
Member, Pennsylvania Association Of Notaries

Signature

Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- xx (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BILL FEW SECURITIES, INC.**
**(A Wholly Owned Subsidiary of Bill Few Incorpoated)**
**STATEMENT OF FINACIAL CONDITION**
**DECEMBER 31, 2002**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and Cash Equivalents | $ | 123,575 |
| Deposit with Clearing Organization | | 100,000 |
| Other Assets | | 1,209 |
| Securities Owned - At Market Value | | 30,564 |
| Cash Value of Life Insurance | | 168,238 |
| **Total Assets** | $ | 423,586 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts Payable | $ | 2,157 |
| Accrued Expenses and Other Liabilities | | 6,659 |
| Payable to Clearing Organization | | 27,139 |
| Payable to Parent | | 120,000 |
| **Total Liabilities** | | 155,955 |
| **Stockholder's Equity** | | |
| Common Stock - $.10 Par Value; 1 Million Shares Authorized; 477,500 Shares Issued and Outstanding | | 47,750 |
| Additional Paid-in Capital | | 53,296 |
| Retained Earnings | | 166,585 |
| **Total Stockholder's Equity** | | 267,631 |
| **Total Liabilities and Stockholder's Equity** | $ | 423,586 |

The accompanying notes are an integral part of these financial statements.